NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW | Suite 900
Andrew M. Tucker	Washington, DC 20001
T 202.689.2987 M 703.624.3897	T 202.689.2800 F 202.689.2860
andy.tucker@nelsonmullins.com	nelsonmullins.com

April 6, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. SECURITIES & EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas Lamparski
Dietrich King

Re:	Bowman Consulting Group Ltd.
Draft Registration Statement on Form S-1
Submitted February 25, 2021
CIK No. 0001847590

Ladies and Gentlemen:

On behalf of Bowman Consulting Group Ltd., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 25, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with a Registration Statement (the “Registration Statement”), which has been revised to address the Staff’s comments to the Draft Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

Draft Registration Statement on Form S-1

Prospectus Summary Our Business, page 1

1.

Please clarify whether you expect to be a “controlled company” under the Nasdaq corporate governance requirements (e.g., Rule 5615(c)) and update your disclosure accordingly. In this regard, we note the disclosure on pages 25 and 53 that your chief executive officer will continue to own a significant portion of your outstanding stock after this offering.

Response: The Company respectfully acknowledges the Staff’s comment and wishes to inform the Staff that while Mr. Bowman will own a significant portion of the Company’s stock after the offering and that the precise percentage has not been determined, the Company does not expect that Mr. Bowman will own more than 50% of its voting power. In the event that turns out to be incorrect, the Company will revise the disclosure appropriately.

Summary Financial Data, page 7

2.

We note you present Adjusted EBITDA Margin here and in several other instances throughout your filing. In each instance, please expand your disclosure to include the GAAP-based net income margin with equal or greater prominence than the Adjusted EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7, 8, 36, 37, 44, and 50 in response to the Staff’s comment.

Risk Factors

Risks Relating to Our Business and Industry

Outbreaks of communicable diseases . . ., page 13

3.

We note your risk factor disclosure on page 13 that “the outbreak of the COVID-19 pandemic . . . has negatively impacted demand for . . . services like ours” appears to suggest that the pandemic has had an adverse impact on demand for your services. Please revise to clarify whether this is true. If applicable, please also revise to quantify the negative impact the pandemic had on demand for your services so investors can appreciate the discussed risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on page 13 was intended to reflect that while the COVID-19 pandemic has had a negative impact on demand for services like those provided by the Company, the pandemic has not had an impact that the Company can readily identify or quantify. Note 24 to the financial statements provides a full discussion of the impact of COVID-19, and to address the issue raised by the Staff, language has been added to page 13 to clarify this point and refer to Note 24.

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

Risks Relating to this Offering and Our Common Stock

Our amended and restated bylaws that became effective . . ., page 27

4.

We note that your amended and restated bylaws will include a “Federal Forum Provision.” Please revise your risk factor disclosure on page 27 and the disclosure in your Description of Capital Stock section on page 88 to clarify whether this provision will apply to claims arising under the Exchange Act. In this regard, we note that your risk factor disclosure on page 27 states that the United States District Court for the Eastern District of Virginia will be the sole and exclusive forum for resolving claims arising under the Exchange Act. However, your exclusive forum provision disclosure in your Description of Capital Stock section on page 91 does not include language to that effect. Please revise your disclosure to reconcile this inconsistency. Please also confirm that your amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims or tell us how you will inform future investors of the provision’s applicability to these types of claims.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 91 in response to the Staff’s comment. Our amended and restated bylaws will state the exclusive forum provision applies to Securities Act and Exchange Act claims.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2020 as compared to the year ended December 31, 2019, page 44

5.

A significant portion of your results of operations discussion pertaining to gross contract revenue and contract costs is dedicated to stating, in narrative text form, dollar amounts and percentage changes. Please revise to provide more insight into the underlying business drivers or conditions that contributed to the increase of your gross contract revenues and contract costs in fiscal 2020. We remind you that the objectives of Management’s Discussion and Analysis include providing your investors with the opportunity to view your results of operations and liquidity through the eyes of your management and providing your investors with the context within which financial information should be analyzed. Please refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 44 and 45 in response to the Staff’s comment.

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

6.

Please quantify here the portion of your revenue that was generated from customers who have engaged you for multiple assignments over the last three years. Also, please provide quantified discussions to separately explain the changes in your revenues attributable to long-term projects and multi-year contracts, as well as public sector customers verse private sector customers. Further, please discuss how much of your changes in revenue were derived from lump sum assignments as compared to hourly assignments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 40, 44 and 45 in response to the Staff’s comment.

Business, page 51

7.

We note your risk factor disclosure on page 23 indicates that you are subject to various environmental laws and regulations, as well as laws and regulations pertaining to resource management and infrastructure. We also note your risk factor on page 22 references some significant laws and regulations that affect your operations, including the Federal Acquisition Regulation and Civil False Claims Act. Please describe in your discussion here the significant governmental regulations, restrictions or approvals that have and will affect your business. Please refer to Item 101(h)(4)(ix) Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23 and 54 in response to the Staff’s comment.

8.

We note your disclosure in Note 1 to your financial statements indicates that Bowman Consulting NC PC (“NCPC”) is “owned for licensing purposes” and that your Omland Engineering, Land Survey and Landscape Architecture Associates, P.C. (“BNY”) was “acquired for licensing purposes.” In an appropriate place in this section, please include a discussion of these “licensing purposes” or tell us why this information would not be material to an understanding of the business taken as a whole.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23, 54 and F-8 in response to the Staff’s comment. As indicated in the disclosure, each state requires the Company to meet certain qualifications to be licensed to provide professional engineering services in that state, and the Company is currently licensed in the 43 states within which it conducts its business.

Communities, Homes and Buildings, page 56

9.

We note your disclosure that “the remote working trend spurred by the COVID-19 pandemic has resulted in further exurban migration that will accelerate new ‘outer-ring’ housing construction.” We further note your disclosure that, “Changes in shopping and consuming habits . . . accelerated by recent stay at home trends and orders, have resulted in a massive reconfiguration of commercial and retail physical

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

plant along with the configuration of their surrounding site elements.” However, we also note the more detailed discussion of the continued uncertainty related to the pandemic’s impact on your business and your inability to predict how the pandemic may materially impact your business in the future, which are addressed in the prospectus summary on page 2, risk factor on page 13, as well as in management’s discussion and analysis on page 39, and ask that you work such detail into your discussion here. Further, please provide support for these assertions, or revise to characterize them as your own belief.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 58 in response to the Staff’s comment and has re-characterized these assertions as the Company’s belief.

Backlog, page 63

10.

We refer to your revenue backlog disclosures here and on pages 41 and 47. To provide context, please revise this section to identify the primary sources of your committed revenue backlog expected to be filled within the current year. For example, identify the percentage of committed revenue attributable to contracts relating to utility and energy services.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 50 and 65 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 83

11.

We note you disclose that none of the stockholders who owed you money pursuant to stock subscription notes were named executive officers. Please clarify whether any were directors or executive officers other than your named executive officers. In this regard, we note the reach of the loan prohibition in Section 13(k) of the Securities Exchange Act of 1934, as amended, extends beyond named executive officers.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that the stockholders in question are employees of the Company. However, the Company does not believe that any of the referenced stockholders are executive officers within the meaning of the securities laws. None of the persons are in charge of a principal business unit, division or function, nor do they perform a policy making function, and therefore the loan prohibition in Section 13(K) does not extend to them. The Company has revised the disclosure on page 86 in response to the Staff’s comment.

Combined Income Statement, page F-4

12.

We note you present non-cash stock-based compensation as a separate line item in your income statement. Please modify your income statement to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees or tell us why no modification is necessary. Please refer to SAB Topic 14:F.

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure by breaking apart the non-cash stock compensation and consolidating it appropriately with Direct Payroll Costs and SG&A throughout the Registration Statement, including in the Summary, Selected Data, Management’s Discussion and Analysis, and Financial Statement sections in response to the Staff’s comment.

Note 1. Nature and Basis of Presentation

Basis of Presentation, page F-8

13.

We note that you present combined financial statements consisting of Bowman Consulting Group Ltd. and three other entities under common control, of which two became subsidiaries of Bowman Consulting Group Ltd. as of December 31, 2020. Please tell us whether the third entity, BNY, will become part of the consolidated group by the closing of this offering, and if so, the transaction through which the entity will become part of the consolidated group.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that BNY will not become part of the consolidated group. BNY represents only 0.1% of gross contract revenues, 0.0% of net income and 0.1% of total assets. Accordingly, BNY is considered immaterial to the historical combined financial statements. The Company historically combined BNY in its financial statements as it was previously expected to consolidate BNY and its related activities by closing of the offering. As that is no longer the Company’s plan, the Company will present consolidated financial statements without BNY beginning January 1, 2021. As the impact of not combining BNY is immaterial to the historical financial statements, no further adjustment has been made.

Note 7. Notes Receivable, page F-19

14.	Please separately disclose notes receivable from officers, employees and affiliated entities from all other notes receivable, and modify the title accordingly. Refer to FASB ASC 850-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-3 and F-19 in response to the Staff’s comment.

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

Exhibits

15.

Your disclosure on page 95 provides that you have filed an Exhibit 16 letter from your former auditor, Dixon Hughes Goodman LLP, indicating whether they agree with the statements made in your disclosures regarding them. Please file the Exhibit 16 letter as an exhibit. Please refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the letter as Exhibit 23.3 to the Registration Statement.

16.	Please file as exhibits your lease facilities with TCF Bank and Enterprise Leasing or tell us why you believe you are not required to do so. Please refer to Item 601(10)(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the lease facilities as Exhibits 10.10 and 10.11 to the Registration Statement. The Company points out that TCF Bank is the successor to Winthrop Resources Corporation.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company will provide the information requested supplementally.

Division of Corporation Finance

U.S. Securities & Exchange Commission

April 6, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Bowman Consulting Group Ltd.

D.A. Davidson & Co.

B. Riley Securities

Akerman LLP

Ernst & Young LLP